SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987P102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P102	Schedule 13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Ramin (“Ron”) Najafi, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 9,200
6. Shared Voting Power 3,117,500
7. Sole Dispositive Power 9,200
8. Shared Dispositive Power 3,117,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,126,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.6%*
12.	Type of Reporting Person (See Instructions) IN

*	Based on 21,470,674 shares of common stock outstanding as of December 31, 2008.

CUSIP No. 66987P102	Schedule 13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Farideh Najafi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
6. Shared Voting Power 3,117,500
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 3,117,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,117,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.5%*
12.	Type of Reporting Person (See Instructions) IN

*	Based on 21,470,674 shares of common stock outstanding as of December 31, 2008.

CUSIP No. 66987P102	Schedule 13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Najafi Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
6. Shared Voting Power 3,117,500
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 3,117,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,117,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.5%*
12.	Type of Reporting Person (See Instructions) OO

*	Based on 21,470,674 shares of common stock outstanding as of December 31, 2008.

CUSIP No. 66987P102	Schedule 13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

     NovaBay Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

     5980 Horton Street, Suite 550, Emeryville, California 94608

Item 2(a).	Names of Persons Filing:

     Ramin (“Ron”) Najafi, Ph.D., Farideh Najafi and the Najafi Family Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

     NovaBay Pharmaceuticals, Inc.

     5980 Horton Street, Suite 550

     Emeryville, California 94608

Item 2(c).	Citizenship:

     Ramin (“Ron”) Najafi, Ph.D. and Farideh Najafi are citizens of the U.S.A., and the

     Najafi Family Trust is a trust formed under the laws of the State of California.

Item 2(d).	Title of Class of Securities:

     Common Stock

Item 2(e).	CUSIP Number:

     66987P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. 66987P102	Schedule 13G	Page 6 of 8 Pages

Item 4.	Ownership.

As of December 31, 2008:

(a) Amount Beneficially Owned:

Ramin (“Ron”) Najafi, Ph.D.	3,126,700
Farideh Najafi	3,117,500
Najafi Family Trust	3,117,500

(b) Percent of Class:

Ramin (“Ron”) Najafi, Ph.D.	14.6%
Farideh Najafi	14.5%
Najafi Family Trust	14.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Ramin (“Ron”) Najafi, Ph.D.	9,200
Farideh Najafi	0
Najafi Family Trust	0

(ii) Shared power to vote or to direct the vote:

Ramin (“Ron”) Najafi, Ph.D.	3,117,500
Farideh Najafi	3,117,500
Najafi Family Trust	3,117,500

(iii) Sole power to dispose or to direct the disposition of:

Ramin (“Ron”) Najafi, Ph.D.	9,200
Farideh Najafi	0
Najafi Family Trust	0

(iv) Shared power to dispose or to direct the disposition of:

Ramin (“Ron”) Najafi, Ph.D.	3,117,500
Farideh Najafi	3,117,500
Najafi Family Trust	3,117,500

The 3,126,700 shares beneficially owned by Ramin (“Ron”) Najafi, Ph.D. includes 3,117,500 shares held by the Najafi Family Trust. The shares beneficially owned by Farideh Najafi and the Najafi Family Trust consist solely of 3,117,500 shares held by the Najafi Family Trust. Dr. and Mrs. Najafi are co-trustees of the Najafi Family Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

CUSIP No. 66987P102	Schedule 13G	Page 7 of 8 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

  Not applicable.

Item 8.	Identification and Classification of Members of the Group.

  This filing is on behalf of Ramin (“Ron”) Najafi, Ph.D., Farideh Najafi and the Najafi

  Family Trust as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group.

  Not applicable.

Item 10.	Certifications.

  Not applicable.

CUSIP No. 66987P102	Schedule 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date)

/S/ RAMIN NAJAFI
Ramin (“Ron”) Najafi, Ph.D.

/S/ FARIDEH NAJAFI
Farideh Najafi

NAJAFI FAMILY TRUST

/S/ RAMIN NAJAFI
By: Ramin (“Ron”) Najafi, Ph.D.
Co-Trustee

/S/ FARIDEH NAJAFI
By: Farideh Najafi
Co-Trustee

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of February 13, 2009 by and among Ramin (“Ron”) Najafi, Ph.D., Farideh Najafi and the Najafi Family Trust.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1. The Schedule 13G with respect to NovaBay Pharmaceuticals, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2. Each of the parties hereto is eligible to use the Schedule 13G.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/S/ RAMIN NAJAFI
Ramin (“Ron”) Najafi, Ph.D.

/S/ FARIDEH NAJAFI
Farideh Najafi

NAJAFI FAMILY TRUST

/S/ RAMIN NAJAFI
By: Ramin (“Ron”) Najafi, Ph.D.
Co-Trustee

/S/ FARIDEH NAJAFI
By: Farideh Najafi
Co-Trustee